Santiago, January 21, 2008.

Mr.

Guillermo Larraín Ríos

Superintendent

Superintendence of Securities and Insurance

Present

Re.: Material Fact regarding the subsidiary LAN Cargo S.A.

To Whom It May Concern:

In accordance with article 9 and the second part of article 10 of Law No. 18.045 about Securities Markets, and as indicated in the Norms of General Character No. 30 of the Superintendence of Securities and Insurance, being fully authorized, I hereby communicate the following material fact:

Our subsidiary LAN Cargo S.A. (“LAN Cargo”) has reached an agreement as of this date titled the “Plea Agreement” with the Department of Justice of the United States of America (hereinafter, the “Department of Justice”) in relation to the Department of Justice’s investigation in the United States regarding price fixing of fuel surcharges and other fees for cargo shipments, which investigation involved more than 30 international airlines that operate in the air freight business.

Eight airlines reached similar agreements with the Department of Justice: British Airways, Korean Air, Air France-KLM, Japan Airlines, Qantas, Cathay Pacific, SAS y Martinair/Tampa paying fines that in the aggregate total US$ 1.275 million.

The Department of Justice’s investigation regarding LAN Cargo covers the time period between February 2003 and February 14, 2006. This investigation has exclusively focused on the air freight business and does not in any way involve LAN Airlines’ passenger operations.

Under the Plea Agreement, LAN Cargo has agreed to pay a fine of US$88 million. This payment will be made over a five-year period, and should therefore not significantly affect the company’s cash position. Furthermore, as had previously been informed, the company already had established a US$75 million reserve in relation to these investigations, which reserve amounts were offset against the company’s results for 2007 and for the third quarter 2008.

In addition, the airfreight company Aerolinhas Brasileiras S.A. (ABSA), in which LAN Cargo has an ownership stake, has also reached a plea agreement with the Department of Justice for a fine of US$ 21 million to be paid over the same time period indicated above.

Since the beginning of the investigation, LAN CARGO has cooperated with the authorities of the Department of Justice of the United States. The company will continue to cooperate with the authorities as required in relation to the ongoing global investigation.

Sincerely,

 /s/ Cristián Toro Cañas

Cristián Toro Cañas

Legal Vicepresident